United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                   FORM 12b-25


                           Notification of Late Filing

(Check one) :       [X ] Form 10-K        [   ] Form 11-K        [   ] Form 20-F
                    [  ] Form 10-Q        [   ] Form N-SAR

For the Period Ended:               March 31, 2001
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[  ] Transition Report on Form 10-K         [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates.


                         PART I--Registrant Information

Full Name of Registrant:            Westell Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office:      750 North Commons Drive

City, State and Zip Code                    Aurora, Illinois 60504


                        PART II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The  accountant's  statement  or other  exhibit  required  by Rule
         12b-25 (c ) has been  attached  if applicable.

                               PART III--Narrative

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed).

The Annual Report on Form 10-K of Westell Technologies, Inc. (the "Company") for the year ending March 31, 2001, could not be timely filed without unreasonable effort or expense. The reason causing the Company's inability to file timely are beyond its control and could not be eliminated by the Company without unreasonable effort or expense.

The Company has been working with its current lenders, as well as exploring various strategic alternatives, to provide the Company with sufficient cash availability to operate its business. In the past several months, management of the Company has been, and continues to be, occupied with efforts to modify the Company's credit facility. These efforts have required significant amounts of management time that normally would be devoted to preparation of the Company's Form 10-K. The Company was not in a position to complete it Form 10-K filing on June 29, 2001 because the Company was in negotiations with its lenders on that date. Although this matter was recently resolved, the resolution affects the Company's financial statement disclosures regarding our financial condition and the liquidity and capital resources discussion set forth in its Annual Report.

The Company will file the Form 10-K on or before the fifteenth calendar day following the prescribed due date.



                           Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

          Nicholas Hindman                  630                  898-2500
     ----------------------------- --------------------- -----------------------
               (Name)                   (Area Code)         (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [ X ] Yes       [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected  by  the  earnings  statements to  be included in the subject
         report or portion thereof?                     [ X ] Yes       [   ] No


Revenues for the year ended March 31, 2001 were $361.5 million compared with $121.0 million for the same period last year, an increase of 198.8%. Pro forma net loss, which excludes the amortization of goodwill and adjustment of inventory to the lower of cost or market, was $(22.3) million or $(0.36) per share for the year ended March 31, 2001 compared with a pro forma net loss of $(6.3) million or $(0.17) per share in the year ended March 31, 2000. Consolidated net loss in the year ended March 31, 2001, including the amortization of goodwill and adjustment of inventory to the lower of cost or market, was $(93.9) million or $(1.54) per share.



                           Westell Technologies, Inc.
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                (Name of registrant as specified in its charter)

   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  June 29, 2001                              By:  /s/ Nicholas C. Hindman
                                                       -------------------
                                                       Nicholas C. Hindman
                                                       Vice President and Chief
                                                       Financial Officer